Exhibit 99.1

May 22, 2024

Biodexa Pharmaceuticals PLC

(“Biodexa” or the “Company”)

Biodexa Announces $7 Million of Gross Proceeds from Warrant Exercises

Proceeds Cover Year 1 eRapa Phase 3 Obligations, Unlocking Twice that Amount in Non-dilutive Grant Funding

Biodexa Pharmaceuticals PLC, (Nasdaq: BDRX), an acquisition-focused clinical stage biopharmaceutical company developing a pipeline of innovative products for the treatment of diseases with unmet medical needs, announces $7 million of gross proceeds from the exercise of previously issued warrants and an agreement between the Company and several accredited investors to exercise certain existing Series E warrants (“Series E Warrants”) and Series F warrants (“Series F Warrants,” and together with the Series E Warrants, the “Existing Warrants”) to purchase up to an aggregate of 4,358,322 of the Company’s American Depositary Shares (“ADSs) (each ADS represents 400 ordinary shares, nominal value £0.001 of the Company (“Ordinary Shares”)).

Stephen Stamp, CEO and CFO, commented, “These funds will more than cover our first year obligation under the eRapa Phase 3 trial in Familial Adenomatous Polyposis and, because the $17 million CPRIT grant includes a one-for-two match, will unlock twice that amount in non-dilutive funding. We were delighted with the data announced yesterday for eRapa in FAP, a rare orphan disease, which showed a statistically significant decrease in overall mean polyp burden (p=0.04) and an overall non-progression rate of 83% at six months. Our scientific collaborators look forward to presenting polyp burden data in FAP at 12 months compared with baseline at the InSIGHT scientific conference in Barcelona on June 19-22, 2024.”

Ladenburg Thalmann & Co. Inc. acted as the exclusive placement agent for the warrant exercise transaction.

The Existing Warrants had initial exercise prices of $2.20, and were issued by the Company on December 21, 2023, with each exercise occurring at a reduced exercise price of $1.50 per ADS. The ADSs issuable upon exercise of the Existing Warrants are registered pursuant to a registration statement (File No. 333-274895), which was filed and declared effective by the Securities and Exchange Commission (the “SEC”). Certain existing warrant holders exercised warrants without a replacement warrant. The gross proceeds to the Company from the exercise of the previously issued warrants and Existing Warrants are expected to be approximately $7 million prior to deducting placement agent fees and estimated offering expenses.

In consideration for the immediate exercise of the Existing Warrants for cash, the exercising holders will receive new unregistered warrants (the “Replacement Warrants”) to purchase an aggregate of 6,537,483 ADSs (equivalent to 2,614,993,200 Ordinary Shares) in a private placement pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “1933 Act”). The Replacement Warrants will have an exercise price of $2.50 per ADS, and terms of exercise of one year and five years from issuance for each Replacement Warrant received upon the exercise of a Series E Warrant or Series F Warrant, respectively, in connection with this transaction.

The Company intends to use the net proceeds from the offering to advance its clinical stage assets and for working capital and general corporate purposes.

The Replacement Warrants described above were offered in a private placement pursuant to an applicable exemption from the registration requirements of the 1933 Act and, along with the shares of common stock issuable upon their exercise, have not been registered under the 1933 Act, and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from such registration requirements. The securities were offered only to accredited investors. The Company has agreed to file a registration statement with the SEC covering the resale of the ADSs issuable upon exercise of the Replacement Warrants.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Total Voting Rights

Following exercise of the Existing Warrants, the Company's issued share capital comprises 4,127,615,322 Ordinary Shares each with voting rights. The Company does not hold any shares in treasury. This figure of 4,127,615,322 may be used by shareholders in the Company as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in, the share capital of the Company. Each of the Company’s American Depositary Shares comprises 400 Ordinary Shares and therefore the equivalent number of ADSs in issue is 10,319,038.

About the Cancer Prevention and Research Institute of Texas

CPRIT was created by the Texas Legislature and approved by a statewide vote in 2007 to lead the Lone Star State’s fight against cancer. In 2019, Texas voters again voted overwhelmingly to continue CPRIT with an additional $3 billion for a total $6 billion investment in cancer research and prevention. To date, CPRIT has awarded over $3 billion in grants to Texas research institutions and organizations through its academic research, prevention and product development research programs. CPRIT has also recruited more than 281 distinguished researchers to Texas, supported the establishment, expansion or relocation of 51 companies to Texas and generated over $7.66 billion in additional public and private investment. CPRIT funding has advanced scientific and clinical knowledge and provided over 8.1 million life-saving cancer prevention and early detection services to Texans in all 254 counties. Learn more at https://cprit.texas.gov.

For more information, please contact:

Biodexa Pharmaceuticals PLC
Stephen Stamp, CEO, CFO Tel: +44 (0)29 20480 180 www.biodexapharma.com

About Biodexa Pharmaceuticals PLC

Biodexa Pharmaceuticals PLC (listed on NASDAQ: BDRX) is a clinical stage biopharmaceutical company developing a pipeline of innovative products for the treatment of diseases with unmet medical needs. The Company’s lead development programs include eRapa, under development for Familial Adenomatous Polyposis and Non Muscle Invasive Blader Cancer: tolimidone, under development for the treatment of type 1 diabetes; and MTX110, which is being studied in aggressive rare/orphan brain cancer indications.

eRapa is a proprietary oral tablet formulation of rapamycin, also known as sirolimus. Rapamycin is an mTOR (mammalian Target Of Rapamycin) inhibitor. mTOR has been shown to have a significant role in the signalling pathway that regulates cellular metabolism, growth and proliferation and is activated during tumorgenesis.

Tolimidone is an orally delivered, potent and selective activator of Lyn kinase. Lyn is a member of the Src family of protein tyrosine kinases, which is mainly expressed in hematopoietic cells, in neural tissues, liver, and adipose tissue. Tolimidone demonstrates glycemic control via insulin sensitization in animal models of diabetes and has the potential to become a first in class blood glucose modulating agent.

MTX110 is a solubilised formulation of the histone deacetylase (HDAC) inhibitor, panobinostat. This proprietary formulation enables delivery of the product via convection-enhanced delivery (CED) at  chemotherapeutic doses directly to the site of the tumor, by-passing the blood-brain barrier and potentially avoiding  systemic toxicity.

Biodexa is supported by three proprietary drug delivery technologies focused on improving the bio-delivery and bio-distribution of medicines. Biodexa’s headquarters and R&D facility is in Cardiff, UK. For more information visit www.biodexapharma.com.

 Forward-Looking Statements

Certain statements in this announcement may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation. All statements contained in this announcement that do not relate to matters of historical fact should be considered forward-looking statements. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved.” Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause their actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein.

Reference should be made to those documents that Biodexa shall file from time to time or announcements that may be made by Biodexa in accordance with the rules and regulations promulgated by the SEC, which contain and identify other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Biodexa are expressly qualified in their entirety by the cautionary statements above. Except as may be required under relevant laws in the United States, Biodexa does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or events otherwise arising.